SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MAY 23, 2013, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

1.         Date:               May 23, 2013.

2.         Time:              5:00 P.M.

3.         Venue:           Av. Brig. Faria Lima, 3400, 20º andar, São Paulo - SP.

4.         Attendance:   Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Yoshiaki Nakano, Aloysio Meirelles de Miranda Filho and Antonio Bernardo Vieira Maia – Board Members; Claudia Maria Sarti – General Secretary of the Board of Directors.

5.         Matters discussed: Payment of Interest on Equity –  Taking into consideration the  resolution taken by the Board of Directors on March 28, 2013, which approved the payment of five hundred sixty million reais (R$560,000,000.00) as Interest on Equity, without monetary restatement, on a date to be defined by the Board of Directors, within the 2013 fiscal year, R$123,000,000.00 (one hundred twenty-three million reais) of which were paid as of April 25, 2013, the Board of Directors approved the partial payment of said Interest on Equity, in the amount of three hundred thirty million reais (R$330,000,000.00) as of May 29, 2013. The remaining balance of Interest on Equity will be paid, without monetary restatement, on date(s) to be defined by the Board of Directors, within the 2013 fiscal year. The gross amount is equivalent to R$0.2263420 per share. Except for those shareholders proven to be immune or exempt, this amount will be subject to withholding income tax at the rate of 15%. Shareholders domiciled in a country which does not have income tax or where the maximum rate is below 20% will be subject to withholding income tax at the rate of 25%, pursuant to the provisions in Article 8 of Law 9,779/99. Taking into consideration the withholding income tax rate of 15%, net amount to be paid will be R$0.1923907 per share. Shareholders registered in the records of the depositary institution Itaú Corretora de Valores S.A. on April 1, 2013 will be entitled to receive said Interest on Equity.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s headquarters.

Claudia Maria Sarti

General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.